UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM SD

Specialized Disclosure Report
Sony Kabushiki Kaisha
(Exact name of Registrant as specified in its charter)
SONY CORPORATION
(Translation of Registrant’s name into English)
Japan	001-06439	98-0359124
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7-1, KONAN 1-CHOME, MINATO-KU,
TOKYO 108-0075 JAPAN
(Address of principal executive offices)
J. Justin Hill, Senior Vice President, Investor Relations
Sony Corporation of America
25 Madison Avenue, 26th floor
New York, NY 10010-8601
Telephone: 212-833-6722
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2018.
Section 1 – Conflict Minerals Disclosure
Item 1.01	Conflict Minerals Disclosure and Report

In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony,” “we,” or “our.”
Sony is engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as network services, game hardware and software, televisions, audio and video recorders and players, still and video cameras, mobile phones, and semiconductors.  Sony’s primary manufacturing facilities are located in Asia including Japan.  Sony also utilizes third-party contract manufacturers for certain products.  Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet.  Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles, including game applications based on the animation titles.  Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks.  Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese internet-based banking subsidiary.

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”) provide that a company must file this Specialized Disclosure Report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the products: cassiterite, columbite-tantalite (coltan) and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TG”).  The Conflict Minerals Rule refers to these minerals as “conflict minerals” regardless of their geographic origin and whether or not they fund armed conflict.
Sony has determined that 3TG are necessary to the functionality or production of (i) certain electronic equipment, instruments, and devices for consumer, professional and industrial markets, and (ii) game hardware products manufactured by Sony or contracted to be manufactured by Sony for the period covered by this Specialized Disclosure Report.  Thus, Sony conducted a reasonable country of origin inquiry (“RCOI”) for our products. As a result of the RCOI, Sony determined it had insufficient information to conclude either (i) that there was no reason to believe that any of its necessary 3TG originated in the Covered Countries (as defined in the Conflict Minerals Report), or (ii) that all of its necessary 3TG came from recycled or scrap sources.  Therefore, Sony was required to conduct due diligence pursuant to the Conflict Minerals Rule.  Our RCOI and due diligence are described in the attached Conflict Minerals Report.
Sony maintains a conflict minerals policy that supports conflict-free sourcing. The link to this Policy is maintained on Sony’s website at:
http://www.sony.net/SonyInfo/csr_report/sourcing/materials/index.html
Information contained on our website is not incorporated by reference into this Form SD or Sony’s Conflict Minerals Report.
Item 1.02	Exhibit

Sony’s Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD and is publicly available at the following website:
https://www.sony.net/SonyInfo/IR/library/ConflictMineralsReport2018.pdf
Section 2 – Exhibits Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Sony Corporation
(Registrant)

/s/ Shiro Kambe	May 31, 2019
Shiro Kambe
Corporate Executive Officer